UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,821,206
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,821,206
	10.	Shared Dispositive Power 10,433,088
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,254,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 830,852
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 830,852
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,068,522
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,068,522
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,720,580
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,720,580
	10.	Shared Dispositive Power 10,433,088
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,153,668
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,381
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,381
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,381
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,381
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 319
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 319
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,725,280
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,725,280
	10.	Shared Dispositive Power 10,433,088
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,158,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,158,368
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,725,280
	10.	Shared Dispositive Power 10,433,088
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,158,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 101,877,662 Shares outstanding as of February 1, 2014, as disclosed in the Issuer’s Annual Report on Form 40-F for the fiscal year ended February 1, 2014 that was filed by the Issuer with the Securities and Exchange Commission on March 14, 2014.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Edward S. Lampert, by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officers”). Other than the ESL Director and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the general partner of CRK LLC and the manager of RBSIM. Mr. Lampert is also a limited partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also the Chairman of the Board of Directors and Chief Executive Officer of Sears Holdings Corporation (“Holdings”). Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons or the ESL Directors and Officers have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On October 2, 2014, Holdings announced that its board of directors approved a subscription rights offering of up to 40,000,000 Shares of the Issuer. Certain of the Reporting Persons have advised Holdings that they intend to exercise their respective pro rata portion of the subscription rights in full as soon as practicable after such subscription rights have been distributed, though they have not entered into any agreement to do so.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2014	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (filed herewith).